Filed Pursuant to Rule 433
Registration No. 333-180728

Market Linked Notes

This material was prepared by Wells Fargo Securities, LLC, a registered broker-dealer and separate non-bank affiliate of Wells Fargo & Company. This material is not a product of Wells Fargo & Company research departments. Please see the relevant offering materials for complete product descriptions, including related risk and tax disclosure. Filed by Wells Fargo & Company pursuant to Rule 433(d)(1)(i).

Distributed by Wells Fargo Securities, LLC

MARKET LINKED NOTES ARE NOT DEPOSITS OR OTHER OBLIGATIONS OF A DEPOSITORY INSTITUTION AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE DEPOSIT INSURANCE FUND OR ANY OTHER GOVERNMENTAL AGENCY OF THE UNITED STATES OR ANY OTHER JURISDICTION.

Market Linked Notes have complex features and are not suitable for all investors. Before deciding to make an investment, you should read and understand the applicable preliminary pricing supplement and other related offering documents provided by the applicable issuer.

Investments for a smarter portfolio

In the past, diversification meant having exposure to a variety of asset classes. However, during recent periods of financial stress, asset class diversification alone may not have provided sufficient protection against market declines. If held to maturity, Market Linked Notes provide full or partial (at least 90%) protection against losses, even if the underlying market measure declines in value, thereby helping to reduce a portfolio’s market risk. Any protection applies at maturity only and, if the issuer defaults on its payment obligations, you could lose your entire investment.

In turbulent markets, it’s not uncommon for previously uncorrelated assets to depreciate simultaneously. Investors who diversify across multiple asset classes to reduce risk may see their diversification strategies falter at the time when they need protection the most. Moreover, many investors find that sticking to an investment plan is most difficult during periods of market volatility.

In order to achieve your long-term growth and capital preservation goals in unpredictable markets, it is important to consider all the risk management tools available to you, including Market Linked Notes. Market Linked Notes are designed to help you limit exposure to market declines of an underlying market measure while still allowing you to earn a positive return in more favorable markets for that market measure. Wells Fargo Securities offers Market Linked Notes that give you access to a wide range of asset classes and investment strategies. By employing investments with asymmetrical risk/return profiles, you can create a more balanced portfolio that allows you to stay invested in the market for the long term and gives you a measure of confidence that your portfolio can better weather unpredictable market conditions.

There is no guarantee that any risk management strategy you seek to implement through a Market Linked Note will be successful. If a Market Linked Note provides only partial protection against losses, you could lose a portion of your investment if the market measure declines. Even if a Market Linked Note provides for the full repayment of principal at maturity, all payments on Market Linked Notes are subject to the credit risk of the issuer; if the issuer defaults on its payment obligations, you could lose your entire investment. Market Linked Notes are unsecured debt obligations of the issuer. You will have no ability to pursue the underlying market measure or any assets included in the underlying market measure for payment.

For investors who seek greater potential returns than those offered by Market Linked Notes, in exchange for exposure to a greater degree or all of the downside risk of the underlying market measure, Wells Fargo Securities also offers a separate class of investments called Market Linked Securities.

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Market Linked Notes

Market Linked Notes allow you to participate in the appreciation of a market measure while also protecting against losses at maturity. Any protection applies at maturity only and, if the issuer defaults on its payment obligations, you could lose your entire investment.

Many investors’ portfolios contain a combination of “lower risk, lower return” and “higher risk, higher return” investments. Market Linked Notes linked to equities, currencies, or commodities provide some of the features of a fixed income instrument, such as the return of principal at maturity (in the case of Market Linked Notes that provide for return of 100% of your principal amount), along with the potential for capital appreciation that is usually associated with higher risk investments. This can be achieved by sacrificing some return opportunities with a maximum return or capped value, forgoing interest payments and, in the case of equity-linked investments, forgoing dividend payments. The return profile of each note will differ and may have features that are not available with traditional investments.

Market Linked Notes are not FDIC-insured and all payments are subject to the ability of the issuer to make payments when due. Because these investments do not receive the benefit or bear the additional cost of purchasing depository insurance, the return characteristics of Market Linked Notes are generally favorable to those of comparable Market Linked Certificates of Deposit.

Investment features

•	Return profile. Market Linked Notes offer potential returns based on the performance of an underlying market measure. The payoff profile of a Market Linked Note, which may include enhanced participation or a capped value, predetermines any interest payments and the payment at maturity under different market scenarios.

•	Market risk reduction as compared to a direct investment in the underlying market measure. Market Linked Notes protect all or the majority of your principal against a decline in the underlying market measure. Any principal protection applies at maturity only and, if the issuer defaults, you could lose your entire investment.

•	Maturity. Typically between three and seven years.

•	Market measure. The return at maturity will be based on the performance of domestic or international equities, currencies, commodities, or a combination of one or more of these asset classes.

•	Minimum investment. Available in increments of $1,000, typically with a minimum investment of $1,000.

•	Issuer. Wells Fargo Securities works with select institutions to issue and distribute Market Linked Notes.

•	Risks. Market Linked Notes have complex features and present a unique set of risks. Please carefully review the section titled “General risks and investment considerations” in this brochure.

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Protection against market risk

In contrast to a direct investment in an asset, Market Linked Notes, if held to maturity, provide full or partial protection against a decline in the underlying market measure and the potential to achieve a return linked to the underlying market measure’s performance. Any protection applies at maturity only and, if the issuer defaults on its obligations, you could lose your entire investment. While Market Linked Notes limit against losses, they may also limit upside return potential.

The charts in this section do not reflect forgone dividend payments.

Direct investment payoff

For traditional assets, such as stocks, there is a direct relationship between the change in the level of the asset and the return on the investment. For example, suppose you bought shares of a common stock at $100 per share. If you sold the shares at $120 each, the return on the investment (excluding any dividend payments) would be $20 per share, or 20%. Similarly, if you sold the shares after the price decreased to $80 (i.e., a decline of 20%), this would result in a 20% investment loss (excluding dividends).

The following examples depict two types of Market Linked Notes: Market Linked Notes with full downside protection and Market Linked Notes with partial downside protection.

Market Linked Notes with full downside protection

In contrast to a direct investment, most Market Linked Notes return at least the full principal amount at maturity, regardless of the performance of the underlying market measure, subject to the ability of the issuer to make payments when due. To understand how a Market Linked Note might perform under varying market conditions, consider the following hypothetical example. Suppose you were to invest in a six-year note linked to an equity index. The note provides full protection against declines in the index at maturity, while offering one-for-one participation in the upside up to a 60% cap. Note that in this example, you would be protected against any losses at maturity, but sacrifice any gains above 60%. In addition, you would sacrifice any dividends paid on the stocks included in the underlying equity index.

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Market Linked Notes with partial downside protection

Market Linked Notes with partial downside protection may be appropriate for investors who are willing to place a small portion of principal at risk. Investors participate in the initial decline in the underlying market measure on a one-for-one basis, but will receive an amount at maturity equal to at least the “Minimum Redemption Amount,” subject to the ability of the issuer to make payments when due. Suppose you invested in a Market Linked Note with a Minimum Redemption Amount set at 90% of the initial investment with one-for-one participation in the upside up to a 70% cap. If, at maturity, the level of the market measure declined by 10% or less, you would participate in that loss. If the market measure declined by more than 10%, you would be protected against losses in excess of the initial 10% loss. In this example, the maximum potential loss at maturity is 10%.

Which investments are right for you?

It is important to consider several factors before making an investment decision.

Market Linked Notes are not suitable for all investors, but may be suitable for investors aiming to:

•	Fully or partially protect against market losses at maturity

•	Gain or increase exposure to different asset classes

•	Produce growth

You can find a discussion of risks and investment considerations below and in the preliminary pricing supplement and other related offering documents for any Market Linked Note. The following questions, which you should review with your financial advisor, are intended to initiate a conversation about whether Market Linked Notes are right for you.

•	What is your time horizon? Do you foresee liquidity needs? Will you be able to hold these investments until maturity?

•	Does full or partial protection against market declines take precedence for you over uncapped returns, dividend payments, or fixed returns?

•	If you are considering Market Linked Notes with partial protection, are you comfortable with the potential loss of some of your initial investment?

•	What is your outlook on the market? How confident are you in your portfolio’s ability to weather a market decline?

•	What is your sensitivity to the tax treatment for your investments?

•	Are you dependent on your investments for current income?

•	Are you willing to accept the credit risk of the applicable issuer in order to obtain the exposure to the market measure that the Market Linked Notes provide?

Before making an investment decision, please work with your financial advisor to determine which investment products may be appropriate given your financial situation, investment goals, and risk profile.

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General risks and investment considerations

Market Linked Notes have complex features and are not suitable for all investors. They involve a variety of risks, may have a variety of different payout structures, and may be linked to a variety of different underlying market measures. Each structure and each underlying market measure will have its own unique set of risks and investment considerations. Before you invest in any Market Linked Notes, you should thoroughly review the relevant preliminary pricing supplement and other related offering documents for a comprehensive discussion of the risks associated with the investment. The following are general risks and investment considerations applicable to Market Linked Notes:

•	Principal risk. Some Market Linked Notes are not structured to repay your full principal amount on the stated maturity date. For these Market Linked Notes, depending on the performance of the market measure, the payment you receive at maturity may be less than the original offering price of the Market Linked Notes.

•	Performance risk and opportunity costs. Because many Market Linked Notes offer a below-market minimum return or no minimum return at all, the yield that you will receive on your Market Linked Notes may be less than the return you could earn on other investments, including a traditional interest-bearing debt security with the same maturity date of the applicable issuer or another issuer with a similar credit rating, and could be zero.

•	Limited upside. If the Market Linked Notes are subject to a capped value, your return potential will be limited by the capped value, and the return you receive at maturity may be lower than the return you could have achieved on a direct investment in the market measure. Furthermore, the effect of the participation rate will be progressively reduced for all ending levels exceeding the ending level at which the capped value is reached.

•	Liquidity risk. Market Linked Notes are not appropriate for investors who may have liquidity needs prior to maturity. Market Linked Notes are not listed on any securities exchange and are generally illiquid instruments. Neither Wells Fargo Securities nor any other person is required to maintain a secondary market for any Market Linked Notes. Accordingly, you may be unable to sell your Market Linked Notes prior to their maturity date. If you choose to sell a Market Linked Note prior to maturity, assuming a buyer is available, you may receive less in sale proceeds than the original offering price.

•	Market value uncertain. Market Linked Notes are not appropriate for investors who need their investments to maintain a stable value during their term. The value of your Market Linked Notes prior to maturity will be affected by numerous factors, such as performance, volatility and dividend rate, if applicable, of the underlying market measure; interest rates; the time remaining to maturity; the correlation among basket components, if applicable; and the applicable issuer’s creditworthiness. If the Market Linked Notes are subject to a capped value, Wells Fargo Securities anticipates that their value will always be at a discount to the capped value.

•	Costs to investors. The original offering price of Market Linked Notes will include certain costs that are borne by you. These costs will adversely affect the economic terms of the Market Linked Notes and will cause their estimated value on the pricing date to be less than the original offering price. If specified in the applicable pricing supplement, these costs may include the underwriting discount or commission, the hedging profits of the issuer’s hedging counterparty (which may be an affiliate of the issuer), hedging and other costs associated with the offering, and costs relating to the issuer’s funding considerations for debt of this type. These costs will adversely affect any secondary market price for the Market Linked Notes, which may be further reduced by a bid-offer spread. As a result, unless market conditions and other relevant factors change significantly in your favor following the pricing date, any secondary market price for the Market Linked Notes is likely to be less than the original offering price.

•	Credit risk. Any investment in a Market Linked Note is subject to the ability of the applicable issuer to make payments to you when they are due, and you will have no ability to pursue the underlying market measure or any assets included in the market measure for payment. If the issuer defaults on its payment obligations, you could lose your entire investment. In addition, the actual or perceived creditworthiness of the issuer may affect the value of Market Linked Notes prior to maturity.

•	No periodic interest or dividend payments. Market Linked Notes do not typically provide periodic interest. Market Linked Notes linked to equities do not provide for a pass through of any dividend paid on the underlying equities.

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Estimated value considerations. The estimated value of a Market Linked Note that is disclosed in the applicable pricing supplement will be determined by the issuer or an underwriter of the offering, which underwriter may be an affiliate of the issuer and may be Wells Fargo Securities. The estimated value will be based on the issuer’s or the underwriter’s proprietary pricing models and assumptions and certain inputs that may be determined by the issuer or underwriter in its discretion. Because other dealers may have different views on these inputs, the estimated value that is disclosed in the applicable pricing supplement may be higher, and perhaps materially higher, than the estimated value that would be

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determined by other dealers in the market. Moreover, you should understand that the estimated value that is disclosed in the applicable pricing supplement will not be an indication of the price, if any, at which Wells Fargo Securities or any other person may be willing to buy the Market Linked Notes from you at any time after issuance.

•	Conflicts of interest. Potential conflicts of interest may exist between you and the issuer and/or Wells Fargo Securities. For example, the applicable issuer, Wells Fargo Securities, or one of their respective affiliates may engage in business with companies whose securities are included in a market measure, or may publish research on such companies or a market measure. In addition, the applicable issuer, Wells Fargo Securities, or one of their respective affiliates may be the calculation agent for the purposes of making important determinations that affect the payments on the Market Linked Notes. Finally, the estimated value of the Market Linked Notes may be determined by the issuer or an underwriter of the offering, which underwriter may be an affiliate of the issuer and may be Wells Fargo Securities.

•	Call risk. A Market Linked Note may be callable at the option of the applicable issuer. If the issuer exercises its call right, it will pay the call price on the call date. The issuer has no obligation to call a callable Market Linked Note and any decision to call a callable Market Linked Note will be made in its sole discretion when it is most advantageous for the issuer to do so. If a Market Linked Note is called, it is possible that you may not be able to reinvest the proceeds at the same or greater yield.

•	Effects of trading and other transactions. Trading and other transactions by the applicable issuer, Wells Fargo Securities or one of their respective affiliates could affect the underlying market measure or the value of the Market Linked Notes.

•	Basket risk. If the underlying market measure is a basket, the basket components may offset each other. Any appreciation of one or more basket components may be moderated, wholly offset, or more than offset, by depreciation of one or more other basket components.

•	ETF risk. If the underlying market measure is an exchange-traded fund (ETF), it may underperform the index it is designed to track as a result of costs and fees of the ETF and differences between the constituents of the index and the actual assets held by the ETF. In addition, an investment in Market Linked Notes linked to an ETF involves risks related to the index underlying the ETF, as discussed in the next risk consideration. If the index includes foreign securities, in addition to the risks described below, the Market Linked Notes will be subject to currency exchange rate risk, as the value of the ETF will be adversely affected if the currencies in which the foreign securities trade depreciate against the U.S. dollar.

•	Index risk. If the underlying market measure is an index, or an ETF that tracks an index, your return on the Market Linked Notes may be adversely affected by changes that the index publisher may make to the manner in which the index is constituted or calculated. Furthermore, if the index represents foreign securities markets, you should understand that foreign securities markets tend to be less liquid and more volatile than U.S. markets and that there is generally less information available about foreign companies than about companies that file reports with the U.S. Securities and Exchange Commission. Moreover, if the index represents emerging foreign securities markets, the Market Linked Notes will be subject to the heightened political and economic risks associated with emerging markets.

•	Commodity risk. Market Linked Notes linked to commodities will be subject to a number of significant risks associated with commodities. Commodity prices tend to be volatile and may fluctuate in ways that are unpredictable and adverse to you. Commodity markets are frequently subject to disruptions, distortions, and changes due to various factors, including the lack of liquidity in the markets, the participation of speculators, and government regulation and intervention. Moreover, commodity indices may be adversely affected by a phenomenon known as “negative roll yield,” which occurs when future prices of the commodity futures contracts underlying the index are higher than current prices. Negative roll yield can have a significant negative effect on the performance of a commodity index. Furthermore, for commodities that are traded in U.S. dollars but for which market prices are driven by global demand, any strengthening of the U.S. dollar against relevant other currencies may adversely affect the demand for, and therefore the price of, those commodities.

•	Currency risk. Market Linked Notes linked to currencies will be subject to a number of significant risks associated with currencies. Currency exchange rates are frequently subject to intervention by governments, which can be difficult to predict and can have a significant impact on exchange rates. Moreover, currency exchange rates are driven by complex factors relating to the economies of the relevant countries that can be difficult to understand and predict. Currencies issued by emerging market governments may be particularly volatile and will be subject to heightened risks.

•	Tax considerations. You should review carefully the relevant preliminary pricing supplement and other related offering documents and consult your tax advisors regarding the application of the U.S. Federal income tax laws to your particular circumstances, as well as any tax consequences arising under the laws of any state, local, or foreign jurisdiction.

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Estimated value of Market Linked Notes

The original offering price of each Market Linked Note will include certain costs that are borne by you. Because of these costs, the estimated value of a Market Linked Note on the pricing date will be less than the original offering price. If specified in the applicable pricing supplement, these costs may include the underwriting discount or commission, the hedging profits of the issuer’s hedging counterparty (which may be an affiliate of the issuer), hedging and other costs associated with the offering, and costs relating to the issuer’s funding considerations for debt of this type. See “General risks and investment considerations” on pages 6-7 and the applicable pricing supplement for more information.

The issuer will disclose the estimated value of a Market Linked Note in the applicable pricing supplement. The estimated value of a Market Linked Note will be determined by estimating the value of the combination of hypothetical financial instruments that would replicate the payout on the Market Linked Note, which combination consists of a non-interest bearing, fixed-income bond and one or more derivative instruments underlying the economic terms of the Market Linked Note. You should read the applicable pricing supplement for more information about the estimated value of a Market Linked Note and how it is determined.

Always read the preliminary pricing supplement and other related offering documents

Market Linked Notes are offered with a preliminary pricing supplement and other related offering documents. Investors should read and consider these documents carefully before investing. Prior to investing, always consult your financial advisor to understand the investment structure in detail.

For more information about Market Linked Notes and the structures currently available for investment, contact your financial advisor, who can advise you of whether or not a particular offering may meet your individual needs and investment requirements.

Each issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (SEC) for the offerings to which this communication relates. Before you invest, you should read the prospectus in the applicable registration statement and other documents the applicable issuer has filed with the SEC for more complete information about the issuer and the offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the applicable issuer, any underwriter or any dealer participating in the offering will arrange to send you the applicable prospectus if you request it by calling your financial advisor or by calling Wells Fargo Securities at 1-877-316-9039.

Wells Fargo Securities is the trade name for the capital markets and investment banking services of Wells Fargo & Company and its subsidiaries, including Wells Fargo Securities, LLC, a member of FINRA, NYSE, and SIPC, Wells Fargo Institutional Securities, LLC, a member of FINRA, NFA, and SIPC, and Wells Fargo Bank, N.A.

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